Morgan Stanley China A Share Fund, Inc.

522 Fifth Avenue

New York, New York 10036

May 14, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:                    Larry L. Greene, Division of Investment Management

Mail Stop 0505

Re:                               Morgan Stanley China A Share Fund, Inc.

(File Nos. 333-158106; 811-21926)

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley China A Share Fund, Inc. (the “Company”) hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-2 be accelerated to 10:00 a.m., New York time, on May 18, 2009, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary